EXHIBIT 8.1
List of Subsidiaries

Name of Subsidiary	Jurisdiction	Ownership Interest

Evofuel Ltd.	Israel	100%
Evogene Inc.	Delaware	100%
Leviev-Evogene Namibia (PTY) Ltd.	Namibia	100%